OCCULOGIX, INC.
2600 Skymark Avenue
Unit 9, Suite 201
Mississauga, Ontario L4W 5B2

December 14, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A

Attention:     Kaitlin Tillan

Re:          OccuLogix, Inc.
Form 10-K for the year ended December 31, 2005
Filed March 16, 2006
Form 10-Q for the period ended September 30, 2006
File No. 0-51030

In connection with the comment letter received from the Staff of the Securities and Exchange Commission (the “Staff”), dated December 1, 2006 (the “Comment Letter”), this letter provides our responses and supplemental information in response to the comments of the Staff and is keyed to the headings and comment numbers contained in the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2005

Quarterly Financial and Operating Data

1.
To comply with Item 302 of Regulation S-K, the presentation of selected quarterly financial data is required. In future filings, please provide the table including per share data based upon net income (loss) reported for each quarter.

The Company notes the Staff’s comment and will include selected quarterly financial data in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 48

Impairment of Goodwill, page 60

2.
Considering the effect of the preliminary impact of the data from MIRA-1 on goodwill, and with a view towards disclosure, please tell us why your intangible assets related to the exclusive distribution agreements are not impaired as of December 31, 2005. Discuss why you believe the results of your cash flow analysis are reasonable. Discuss management’s plans for these assets included in your cash flow forecasts and the significant assumptions underlying your cash flow forecasts that result in cash flows greater than the current carrying value of the assets.

The intangible asset for which value has been reported as of December 31, 2005 represents the value assigned to the exclusive distribution agreements the Company has with Asahi Kasei Medical Co., Ltd. (“Asahi Medical”), the manufacturer of the filter sets forming part of the RHEO™ System and Diamed Medizintechnik Gmbh (“Diamed”) and MeSys Gmbh (“MeSys”), the designer and manufacturer, respectively of the OctoNova pump forming part of the RHEO™ System. The distribution intangible was valued using the cost approach methodology and is being amortized over 15 years. The Company follows the provisions of SFAS 144 in accounting for impairment of its intangible asset subject to amortization.

The Company’s February 3, 2006 announcement of the preliminary results of the data from MIRA-1 resulted in a significant reduction in the Company’s stock price which implied a significant decrease in the market price of the Company’s intangible asset. The announcement also impacted the commercialization of the RHEO™ System which raised the possibility that the distribution rights, which form the basis of the intangible asset, may not be able to generate sufficient cash flow to recover the carrying value of the intangible asset. In accordance with paragraph 8 of SFAS 144, the Company concluded that these were sufficient indicators to require management to test the Company’s recorded intangible asset for impairment as of December 31, 2005.

Management followed the provisions of SFAS 144 and prepared an undiscounted cash flow forecast for the Company expected to result from the use and eventual disposition of the intangible asset. This analysis indicated that the carrying value of the recorded intangible asset as of December 31, 2005 was less than the undiscounted cash flow forecast of the Company. Based on this analysis, management concluded that the intangible asset was not impaired as of December 31, 2005.

The cash flow forecast prepared by management was based on the following assumptions:

•
Receipt of FDA approval to market the RHEO™ System in the United States, subject to the successful completion of a new trial, will be delayed until the second half of fiscal 2009. Expected revenue from the sale of the RHEO™ System in the United States will also be delayed to the second half of fiscal 2009.

•
Expected revenue from the sale of the RHEO™ System in Canada for the three fiscal years to fiscal 2008 was reduced by approximately 80%. Expected gross margin on sales was also reduced from 60% to 20%.

•	General and administrative expenses are expected to remain at the 2005 activity level until fiscal 2009.
•	Clinical and regulatory expenses included an estimated cost of a new clinical trial of approximately $10 million.
•
Sales and marketing expenses are also expected to remain at the 2005 activity level until the second half of fiscal 2008. Sales and marketing costs are then expected to increase significantly in anticipation of the expected commercialization of the RHEO™ System in fiscal 2009.

The cash flow analysis prepared by management was based on the current forecast as of the date of the analysis which had been revised to include the effect of the MIRA-1 results on the operations of the Company. This forecast was reviewed and approved by the Company’s Board of Directors.

As a result of the Company’s February 3, 2006 announcement and the subsequent meeting of the management of the Company with the FDA, in which it was determined that a new clinical trial would have to be conducted, it was obvious to the Company that based on the then current terms of the distribution agreement with Asahi Medical, the requirement to obtain FDA approval of the RHEO™ System within the required time frame was not possible. The termination of the distribution agreement with Asahi Medical would result in the significant impairment of the intangible asset currently reported on the Company’s financial statements. The Company believed that its relationship with Asahi Medical would result in the revision of the existing agreement to extend the deadline by which the Company would be required to obtain FDA approval of its RHEO™ System to a reasonable date by which the Company could achieve FDA approval.
Asahi Medical and the management of the Company have met a number of times since the February 3, 2006 MIRA-1 data announcement to discuss:

•	the new clinical trial, including, but not limited to, the new trial’s protocol, costs, sharing of costs and resources;
•	the provision of filters by Asahi Medical, at no cost, to be used in the new clinical trial;
•	the monitoring and ownership of the PMA upon successful completion of the trial;
•	the return of filters previously provided at no cost by Asahi Medical to the Company to be used in clinical trials;
•	the return of previously purchased commercial filters; and
•	the necessary amendment and/or extension of the distribution agreement.

The Company entered into a new distributorship agreement with Asahi Medical effective October 20, 2006. This agreement replaced the old agreement as supplemented and amended to date. The new distributorship agreement’s primary focus is the successful completion of the new clinical trial to gain FDA approval to market the RHEO™ System in the United States. Management believes that the December 31, 2010 date provided in the new distributorship agreement to obtain regulatory approval is enough time to complete the new clinical trial.

Management therefore believes that the distribution agreement with Asahi Medical will continue to form the basis for the value of the intangible asset as this agreement, together with the agreements with Diamed and MeSys, provides the Company with an opportunity for the generation of future revenue from the sale of the RHEO™ System. Although the Company is required to conduct an additional study of the RHEO™ System, management believes that there still exists a substantial market opportunity for the RHEO™ System upon successful completion of the new trial and the subsequent receipt of FDA approval to market the RHEO™ System in the United States.

The evaluation of the Company’s recorded goodwill for impairment is based on the provisions of SFAS 142, and management used the market capitalization method to estimate the fair value of the Company (please see our response to question 3 below). As described above, the evaluation of the Company’s intangible asset for impairment is based on the expected undiscounted cash flows of the Company in accordance with the provisions of SFAS 144. As there is a difference in the accounting standards, it is reasonable that recorded goodwill could be impaired with no impairment on the intangible asset.

Financial Statements, page 64

Note 3. Goodwill, page 78

3.
You disclose on page 74 that “[t]he Company is a single reporting unit, therefore, management has determined the fair value of its goodwill using the Company’s market capitalization as compared to the fair value of its assets and liabilities.” Based upon this disclosure and the discussion of your goodwill impairment in note 3 on page 78, it is not clear whether you calculate the amount of the goodwill impairment charge based upon the implied fair value of the goodwill. That is, your disclosure only appears to reflect the first part of the impairment test which compares the fair value of a reporting unit with its carrying amount, including goodwill. Please respond to the following:

•
Please tell us how you determined the amount of any goodwill impairment charge included in your financial statements for the year ended December 31, 2005 and the nine months ended September 30, 2006. That is, tell us how you determined the implied fair value of the goodwill and whether the amount of the impairment represents the excess of the carrying amount of that goodwill over its implied fair value. Please see paragraphs 18 - 21 of SFAS 142.

The Company follows the provisions of SFAS 142 in accounting for its goodwill. In accordance with SFAS 142, goodwill is not amortized and instead is subject to an annual impairment test. The Company’s annual impairment test is conducted effective October 1 and is evaluated between annual tests upon the occurrence of certain events and circumstances.

On December 8, 2004, the Company acquired TLC Vision Corporation’s 50% interest in OccuLogix, L.P. for a total purchase price of $229.6 million. Of this amount, $213.4 million was allocated to goodwill.

On February 3, 2006, the Company announced that, based on the preliminary analysis of the data from MIRA-1, MIRA-1 did not meet its primary efficacy endpoint. Subsequent to this announcement, there was a significant reduction in the value of the Company’s stock as traded on the NASDAQ National Market System. Based on this, the Company concluded that there were sufficient indicators to require management to re-assess whether the Company’s recorded goodwill was impaired as of December 31, 2005. As the Company was a single reporting unit (prior to the acquisition of SOLX on September 1, 2006), the Company used its market capitalization to estimate its fair value.

The ten-day average of the Company’s stock value as traded on the NASDAQ National Market System subsequent to the public disclosure of the preliminary MIRA-1 findings was approximately $3.65. Using the average stock price of $3.65, management estimated the fair value of the Company at approximately $153.6 million. This fair value was compared to the Company’s carrying amount including goodwill as at December 31, 2005 to identify whether a potential impairment of the Company’s recorded goodwill existed.

To measure the amount of impairment loss, management estimated the implied fair value of the Company’s recorded goodwill by allocating the fair value of the Company to its assets and liabilities. The excess of the fair value of the Company over the amounts assigned to its assets and liabilities was estimated to be $65.9 million which was lower than the Company’s recorded goodwill of $213.4 million. Accordingly, management concluded that the Company’s recorded goodwill was impaired as of December 31, 2005. The Company therefore recorded an impairment loss of $147.5 million during the year ended December 31, 2005 to write down the recorded value of its goodwill to its implied fair value of $65.9 million.

On June 12, 2006, the Company announced that it met with the FDA to discuss the results of MIRA-1 and confirmed that the FDA will require the Company to perform an additional study of the RHEO™ System to obtain approval to market the RHEO™ System in the United States. In addition, on June 30, 2006, the Company announced that it had terminated negotiations with Sowood Capital Management LP in connection with a proposed private purchase of approximately $30,000,000 of zero-coupon convertible notes of the Company. In accordance with SFAS No. 142, the Company concluded that, based on the price of the Company’s common stock subsequent to the June 12, 2006 announcement and again after the June 30, 2006 announcement, there were sufficient indicators to require management to re-assess whether the Company’s recorded goodwill was impaired as at June 30, 2006.

The Company again used its market capitalization to estimate its fair value at approximately $72.6 million. This fair value was compared to the Company’s carrying amount including goodwill as at June 30, 2006 to identify whether a potential impairment of the Company’s recorded goodwill existed. To measure the amount of impairment loss during the six months ended June 30, 2006, management estimated the implied fair value of the Company’s recorded goodwill by allocating the fair value of the Company to its assets and liabilities. The excess of the fair value of the Company over the amounts assigned to its assets and liabilities resulted in a deficit value for goodwill. Accordingly, management concluded that the Company’s remaining recorded goodwill was fully impaired as at June 30, 2006. The Company therefore recorded an impairment loss of $65.9 million during the six months ended June 30, 2006 to write down the recorded value of its goodwill to nil.
On September 1, 2006, the Company acquired SOLX for a total purchase price of $29.2 million. Of this amount, $14.2 million has been allocated to goodwill. The Company is currently assessing the valuation of its acquired goodwill as this is based on a preliminary valuation analysis and may change upon management’s review of the final valuation.

•
In light of the significance of goodwill to total assets, please expand your accounting policy in future filings to explain how you test goodwill for impairment and how you determine the amount of any impairment charge recorded. Please refer to paragraphs 18 - 21 of SFAS 142.

The Company notes the Staff’s comment and will expand its accounting policy in future filings to explain how goodwill is tested for impairment and how the Company determines the amount of any impairment charge recorded.

•
We note your discussion in note 7 on page 81 regarding the testing of your intangible assets for impairment. Please tell us how you considered paragraph 29 of SFAS 142 in your performance of that test.

The Company notes the Staff’s comment and supplementally advises that the Company considered the provisions of paragraph 29 of SFAS 142 in the performance of the test of its intangible asset for impairment. The Company tested its recorded intangible asset for impairment in accordance with SFAS 144 before it tested its recorded goodwill for impairment. Based on the analysis performed, the Company concluded that its intangible asset was not impaired and therefore no impairment charge was recorded in the period.

Controls and Procedures, page 102

4.
We note your statement that the chief executive officer and chief financial officer have concluded that the company’s disclosure controls and procedures were “effective, in all material respects, to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.” It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise future filings to address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures. In addition, please note that the definition of disclosure controls and procedures is included in Rule 13a-15(e) of the Exchange Act. However, if you wish to include the definition following your conclusion, please ensure the definition is consistent with the definition included in Rule 13a - 15(e) of the Exchange Act.

We note the Staff’s comment. Future filings of the Company will indicate a conclusion on the part of our Chief Executive Officer and our Chief Financial Officer that, based on their evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of the end of the period covered by the filing in question, the Company’s disclosure controls and procedures were effective. We will not include, in the sentence that will set forth that conclusion, the definition of disclosure controls and procedures provided in Rule 13a-15(e) of the Exchange Act.

5.
We note your statement that “any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.” Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at .

We note the Staff’s comment. Future filings of the Company will state clearly that its disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired objectives and that our Chief Executive Officer and our Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to provide that reasonable assurance.

Schedules

6.
We note that Schedule II - Valuation and Qualifying Accounts was not included in the filing. Please provide the disclosures to satisfy the requirements of Rule 12-09 of Regulation S-X, or tell us why you believe the information is not required.

In response to the Staff’s comment, the Company has supplementally provided the required disclosure (attached as Appendix A).

The Company advises the Staff that the information requested in Schedule II is shown on the face of the Company’s Balance Sheet with relevant note disclosures. Beginning balances were nil and amounts shown represent the amounts expensed in the period. The Company therefore did not believe that the same information should be repeated in Schedule II.

The Company, however, notes the Staff’s comments and will provide the disclosures to satisfy the requirements of Rule 12-09 of Regulation S-X in its future filings.

Form 10-Q for the Quarterly Period Ended September 30, 2006

Note 2. Acquisitions, page 10

7.	Please show us how you calculated the total purchase price of $29,186,980. Reconcile your response to the individual components of the purchase price disclosed in this note.

In response to the Staff’s comment, the Company has supplementally provided its calculation of the total purchase price of $29,186,980 (attached as Appendix B), which reconciles the total purchase price to the individual components of the purchase price disclosed in the note.

8.	Please tell us and disclose in future filings how you are accounting for the payment of $5 million due in two years to the former stockholders of SOLX in your balance sheet.

The $5,000,000 due in two years to the former stockholders of SOLX was recorded as a long-term liability as of September 30, 2006. The amount payable has been recorded at its present value, discounted at the weighted average cost of capital of the Company as at August 1, 2006, being the date on which the terms of the acquisition of SOLX were agreed to and announced. The difference between the discounted amount and the $5,000,000 payable is being amortized using its effective yield over the two-year period with the monthly expense being charged as an interest expense in the Company’s consolidated statement of operations.

The Company notes the Staff’s comment and will disclose how it is accounting for the payment of $5,000,000 due in two years to the former stockholders of SOLX in its future filings.

9.
We note your reference to a third-party estimate in this note and in note 3. If you elect to continue to make such a reference and intend to incorporate your Form 10-Q by reference in any registration statement you will be required to identify the appraisal firm under “Experts” and include their consent in the registration statement. Alternatively, we encourage you to instead clearly disclose that management is primarily responsible for estimating fair value. We will not object if you wish to state, in revised disclosure, that management considered a number of factors, including valuations or appraisals, when estimating fair value. Regardless of your decision, your disclosure should clearly indicate that management is responsible for the valuation. Additionally, we also expect to see disclosure of the method and significant assumptions use in determining the fair value. Please revise as appropriate.

In Notes 2 and 3 to the Company’s financial statements for the financial quarter ended September 30, 2006, we propose to continue to make reference to the preliminary valuation analysis conducted by the third party valuator that the Company retained for this purpose (the “Valuator”). We will revise the note disclosure to indicate clearly that management is responsible for the preliminary valuation and also to include a description of the method and significant assumptions used in determining the value of the goodwill acquired by the Company upon its acquisition of SOLX. However, as indicated in the notes in question (and also elsewhere in our responses herein), the estimate of such goodwill is based on the Valuator’s preliminary valuation which has not yet been finalized and which may change following management’s review of the Valuator’s final work. The information presented in the Company’s financial statements for the financial quarter ended September 30, 2006 was the best information available to the Company as of the date of their issuance. As of such date, only the preliminary valuation of the Valuator was available, and only the preliminary valuation of the Valuator continues to be available at the present time. Accordingly, in the absence of a formal, final valuation report, we respectfully submit that it would be inappropriate to revise the Company’s Quarterly Report on Form 10-Q dated November 9, 2006 to identify the Valuator under the caption “Experts”. The final valuation will be completed, and reviewed, approved and adopted by management, and the Valuator’s formal, final valuation report will be submitted to the Company, prior to the issuance of the Company’s audited financial statements for the year ended December 31, 2006 in its Annual Report on Form 10-K. Those financial statements will reflect the final valuation. At that point, we will amend the two effective registration statements of the Company, that will incorporate by reference the Company’s Annual Report on Form 10-K, so as to identify the Valuator under the caption “Experts”, and we will file the Valuator’s consent as exhibits to those registration statements.

10.
We note that you allocated $27 million of the purchase price to shunt and laser technology intangible assets. This represents the SOLX GMS’ and SOLX DeepLight® 790. On page 10 you disclose that if SOLX receives final FDA approval for SOLX GMS’ on or prior to December 31, 2007, you will pay an additional $5 million in cash to the former stockholders of SOLX. Please tell us the status of the intangible assets acquired and about your evaluation of whether or not these assets should be treated as in-process research and development and expensed at the date of acquisition. Under FIN 4, if you acquire research and development assets that have no alternative future use, you should allocate a portion of the purchase price to expense, based on fair value. Based upon guidance in the AICPA Practice Aid, Assets Acquired in a Business Combination to Be Used in Research and Development Activities: A Focus on Software, Electronic Devies [sic], and Pharmaceutical Industries, since you have not received FDA approval these assets may be in-process research and development.

The Company is currently seeking to obtain FDA approval to market the components of the SOLX Glaucoma System in the United States which are currently the subject of two randomized, multi-center studies in the United States. However, SOLX received Conformité Européene, or CE Mark, approval of the components of its SOLX Glaucoma System in October 2005 and received Health Canada approval for the SOLX DeepLight® 790 in March 2006. The Company is therefore able to sell and has been selling the components of its SOLX Glaucoma System in Europe.

Based on the above, the Company did not account for any of the assets acquired upon the acquisition of SOLX as in-process research and development costs as they do not meet the criteria of research and development costs defined in paragraph 8 of SFAS 2.

11.
We note that you assigned $3.1 million to regulatory and other intangible assets. Please tell us about the significant components included in this amount and discuss why you believe these assets meet the criteria in paragraph 39 of SFAS 141.

The $3.1 million assigned to regulatory and other intangible assets includes estimated regulatory and clinical research intangible of $2.4 million and distribution intangible of $0.4 million.

SOLX is seeking to obtain FDA approval to market the components of the SOLX Glaucoma System in the United States which are currently the subject of two randomized, multi-center studies in the United States. However, SOLX has already received CE Mark approval of the components of its SOLX Glaucoma System and Health Canada approval for the SOLX DeepLight® 790. The Company is therefore able to sell and has been selling the components of its SOLX Glaucoma System in Europe. Based on these facts, the $2.4 million assigned to the regulatory and clinical research intangible asset was not accounted for as in-process research and development cost (please see our response to question 10 above).

The trended historic cost method was used to estimate the reproduction cost of the regulatory and clinical research intangible. Restatement of historical cost in current dollars provides an indication of the total cost that would be needed to be invested in order to reproduce this intangible property. Under a trended historical cost analysis: (1) a historical cost base is established; and (2) an applicable cost trend factor or index is applied to the subject type of intangible. This cost trend factor considers the industry that the intangible functions in, as well as the relevant time period over which the intangible asset was developed and the current valuation date. In some cases, due to technological advances, the replacement cost of an intangible asset may be lower than its reproduction cost. These factors are considered when determining an asset’s replacement cost. Based on the analysis performed, the replacement cost of the regulatory and clinical intangible was estimated at approximately $2.4 million.

At the time of acquisition, SOLX had secured five distributor arrangements for the SOLX Glaucoma System pursuant to sales distribution agreements with:

•	Veni Vidi (Ophth) Ltd., dated October 1, 2004, to be the exclusive distributor in Territory (understood to be the United Kingdom);
•	Surgilab, dated July 12, 2005, to be the exclusive sales agent in France;
•	Medical Mix, dated October 5, 2004, to be the exclusive distributor in Spain;
•	Geuder AG, dated January 1, 2005, to be the non-exclusive distributor in Germany and Austria, which agreement was amended on July 15, 2005;
•	Innova Medical Ophthalmic, Inc., dated January 1, 2005, to be the exclusive distributor in Canada, which agreement was amended on July 12, 2005.

The distribution agreements are generally for a fixed period of between one and three years, with no automatic rights of renewal. SOLX has the right to terminate the agreements for material breach or on 90 or 180 days’ notice. All orders are to be subject to SOLX’s approval and typical discounts offered to the distributors are 25% of the net sale price for lasers and 30% on the GMS. The trended historic cost method was also used to estimate the reproduction cost of the distribution intangible. Based on the analysis performed, the replacement cost of the distribution intangible was estimated at approximately $0.4 million.

The value of the intangible assets acquired is based on a preliminary valuation analysis and is subject to change upon management’s review of the final valuation.

Note 8. Stock-Based Compensation, page 12

12.
On page 16 you disclose that you estimated the expected life of your options as “the mid-point between the vesting date and the end of the contractual period.” Please tell us how you considered Question 6 of SAB Topic 14.D.2 and footnote 77 thereto in determining the method of calculating the expected life. In addition, consistent with this guidance, please tell us whether you only apply the simplified method to “plain vanilla” options and, as applicable, please tell us and disclose in future filings the method of determining the expected life for any options that are not “plain vanilla” as described in that guidance.

The Company cannot rely on historical share option exercise experience as it does not provide a reasonable basis upon which to estimate expected term due to the life of the Company, its relative stage of development and the effect the results of the analysis of MIRA-1 data had on its stock price. The Company therefore considered Question 6 of SAB Topic 14.D.2 and footnote 77 and uses the simplified method to estimate the expected term of its options as options granted by the Company meet the criteria of “plain vanilla” options as defined in SAB 107.

Expected term = ((vesting term + original contractual term) / 2)

The Company notes the Staff’s comment and, in future filings, will disclose the method of determining the expected life of any options granted by the Company in the future that do not meet the criteria of “plain vanilla” options.

In addition to the foregoing, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you would like to discuss any of our responses to the comments or if you would like to discuss any other matters, please telephone the undersigned at (905) 602-0887, ext. 3910 or Suh Kim at (905) 602-0887, ext. 3915.

Yours truly,

/s/ William G. Dumencu
______________________________
William G. Dumencu
Chief Financial Officer

cc: Elias Vamvakas

Appendix A

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
	$	$	$	$	$

Fiscal 2003	—	—	—	—	—

Fiscal 2004	—	—	—	—	—

Fiscal 2005
Bad debt reserves	—	518,852	—	—	518,852
Inventory reserves	—	1,990,830	—	—	1,990,830

Appendix B

Acquisition of Solx, Inc.

Closing Date: September 1, 2006
OccuLogix, Inc. Weighted Average Cost of Capital: 26%

Purchase Consideration

	Unit	Price/Share	Value	PV Factor	Present Value

Shares of common stock of OccuLogix, Inc.	8,399,983	$ 1.79	$15,035,970	1.0000	$15,035,970
Value of fractional shares paid in cash			31	1.0000	31
Cash Payouts:
On closing			7,000,000	1.0000	7,000,000
First anniversary of closing			3,000,000	1.0000	3,000,000
Second anniversary of closing			5,000,000	0.6295	3,147,414
FDA milestone payment			5,000,000		—
Two SOLX stockholders’ payout amounts on closing			33,750	1.0000	33,750
					28,217,165
Transaction costs					969,815
					$29,186,980